ORGANIGRAM HOLDINGS INC.

Interim Condensed Consolidated Financial Statements

As at November 30, 2017

January 29, 2018

Management’s Responsibility for the Financial Statements

The accompanying condensed consolidated interim financial statements of OrganiGram Holdings Inc. have been prepared by the Company’s management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

(signed) ‘Greg Engel’	(signed) ‘Paolo De Luca, CPA, CA’

Chief Executive Officer	Chief Financial Officer

Moncton, New Brunswick	Moncton, New Brunswick

OrganiGram Holdings Inc.
Condensed Consolidated Interim Statements of Financial Position
As at November 30, 2017 and August 31, 2017
(Unaudited - in Canadian dollars)

	November 30,	August 31,
	2017	2017
Assets

Current Assets
Cash	$7,633,900	$1,957,370
Short term investments (Note 4)	20,000,000	32,000,000
Accounts receivable (Note 5)	2,160,399	4,072,871
Biological assets (Note 6)	2,922,673	2,779,946
Inventories (Note 7)	4,222,795	2,625,858
Prepaid expenses (Note 10 and Note 17)	1,782,980	1,230,239
	38,722,747	44,666,284
Property, plant and equipment (Note 8 )	54,663,615	45,346,206
Deferred charges (Note 10 and Note 17)	894,569	467,490
Goodwill (Note 18)	2,327,728	2,327,728
	$96,608,659	$92,807,709
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$6,657,008	$6,258,341
Current portion of long term debt (Note 9)	388,213	389,816
	7,045,221	6,648,157

Long-term Debt
Long-term debt (Note 9)	3,018,417	3,128,490
	10,063,638	9,776,647
Shareholders' Equity

Share capital (Note 10)	104,038,291	99,704,455
Reserve for options and warrants (Notes 10)	3,663,192	3,081,293
Accumulated deficit	(21,156,462)	(19,754,686)
	86,545,021	83,031,062
	$96,608,659	$92,807,709

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

OrganiGram Holdings Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

	November 30,	November 30,
	2017	2016
Revenue
Sales	$2,686,906	$2,230,671
Less: sales returns	(566)	-
Net sales	2,686,340	2,230,671

Cost of sales	1,335,245	687,261
Indirect production (Note 15)	454,976	91,484
	896,119	1,451,926
Fair value adjustment to biological assets and net realizable value reduction to inventory	721,767	(689,035)
Gross margin	1,617,886	762,891

Expenses
Sales and marketing	1,132,844	667,920
General and administrative (Note 16)	1,184,982	540,255
Share-based compensation	745,623	273,719
Total expenses	3,063,449	1,481,894
Loss from operations	(1,445,563)	(719,003)

Financing costs	50,841	100,958
Investment income	(94,628)	(64,414)
Net loss and comprehensive loss	$(1,401,776)	$(755,547)

Weighted-average number of shares, basic and diluted	104,751,058	86,905,315

Net loss per common share, basic and diluted (Note 10(vi))	$(0.013)	$(0.009)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

OrganiGram Holdings Inc.
Condensed Consolidated Interim Statements of Changes in Equity
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

			Reserve for
	Number of		Options and	Accumulated	Shareholders'
	Shares	Share Capital	Warrants	Deficit	Equity
	#	$	$	$	$

Balance - September 1, 2016	84,685,102	$50,958,174	$2,167,127	$(8,865,009)	$44,260,292
Share - based compensation (Note 10 (v))	-	-	258,837	-	258,837
Share - based payments (Note 10 (iii))	508,118	720,678	-	-	720,678
Exercise of stock options (Note 10 (iii))	120,030	139,810	(44,874)	-	94,935
Exercise of warrants (Note 10 (iv))	2,122,414	3,038,572	(247,305)	-	2,791,267
Exercise of units	42,583	29,808	-	-	29,808
Exercise of debentures (Note 10 (iii))	2,071,425	2,899,995	-	-	2,899,995
Share issue costs	-	(70,490)	-	-	(70,490)
Net loss and comprehensive loss	-	-	-	(755,547)	(755,547)
Balance - November 30, 2016	89,549,672	$57,716,546	$2,133,784	$(9,620,556)	$50,229,773

Balance - September 1, 2017	103,594,695	$99,704,455	$3,081,293	$(19,754,686)	$83,031,062
Share - based compensation (Note 10 (v))	-	-	1,144,001	-	1,144,001
Share - based payments (Note 10 (iii))	50,000	143,500	-	-	143,500
Exercise of stock options (Note 10 (iii))	181,950	367,870	(120,249)	-	247,621
Exercise of warrants (Note 10 (iv))	2,480,262	3,822,466	(441,853)	-	3,380,613
Net loss and comprehensive loss	-	-	-	(1,401,776)	(1,401,776)
Balance - November 30, 2017	106,306,907	$104,038,291	$3,663,192	$(21,156,462)	$86,545,021

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

OrganiGram Holdings Inc.
Condensed Consolidated Interim Statements of Cash Flows
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

	November 30,	November 30,
	2017	2016
Cash Provided (Used)
Operating Activities
Net loss	$(1,401,776)	$(755,547)
Items not affecting cash
Share based compensation	745,623	273,719
Loss on disposal of property, plant and equipment	5,517	-
Amortization of deferred financing	2,220	625
Fair value adjustment to biological assets	(209,141)	674,523
Depreciation	480,104	302,808
Financing costs	48,621	100,958
Investment income	(94,628)	(64,414)
Net change in accounts receivable	1,912,472	(48,916)
Net change in biological assets	66,414	(190,991)
Net change in inventories	(1,596,937)	(235,652)
Net change in accounts payable and accrued liabilities	513,467	992,767
Net change in prepaid expenses	(552,742)	(166,270)
	(80,786)	883,610
Financing Activities:
Share issue costs	-	(70,490)
Payment of long-term debt	(113,894)	(1,071,255)
Proceeds from long-term debt	-	221,215
Stock options, warrants and units exercised	3,628,233	2,916,010
Financing costs	(48,621)	(100,958)
	3,465,718	1,894,522
Investing Activites:
Purchase of short-term investments	-	(700,000)
Proceeds from short-term investments	12,000,000	-
Investment income	94,628	64,414
Acquisition of property, plant and equipment	(9,803,030)	(10,173,703)
	2,291,598	(10,809,289)

Cash Provided (Used)	5,676,530	(8,031,157)
Cash Position
Beginning of period	$1,957,370	$9,857,637
End of period	$7,633,900	$1,826,480

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

1.	Nature of Operations

OrganiGram Holdings Inc. (“OHI” or the "Company"), is a publicly traded corporation, a Tier II issuer, on the TSX-V with its common shares trading under the symbol “OGI-V”. The address of the registered office of OHI is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major subsidiaries are Organigram Inc. (“OGI”), a Licensed Medical Marijuana Producer as regulated by Health Canada under the Marihuana Medical Access Regulations (“MMAR”) of the Government of Canada, and Trauma Healing Centers Incorporated (“THC”), offering a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

OGI was incorporated, under the laws of the Province of New Brunswick, Canada, on March 1, 2013. THC was incorporated under the Canada Business Corporations Act on September 23, 2014. OHI is a federally incorporated company under the Canada Business Corporations Act.

2.	Basis of Preparation

(i)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in compliance with the International Financial Reporting Standard 34 Interim Financial Reporting (“IAS 34”). The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended August 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The accounting policies applied are consistent with those applied in the annual consolidated financial statements with the exception of those described in note 3.

These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on January 26, 2018.

(ii)	Basis of Measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for biological assets, which are measured at fair value.

(iii)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency.

(iv)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and subsidiaries, OGI and THC, on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

3.	Significant Accounting Policies

i)	New standards and interpretations adopted

Disclosure Initiative (Amendments to IAS 7)
This amendment was issued on December 18, 2014. The amendment requires entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. The amendment was effective for annual reporting periods beginning on or after January 1, 2017. There has been no effect on the Company’s financial statements.

Amendments to IAS 12 – Income Taxes
This amendment provides clarity on recognition of deferred tax assets for unrealized losses to address diversity in practice. The amendment was effective for annual reporting periods beginning on or after January 1, 2017. There has been no effect on the Company’s financial statements.

ii)	Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. The Company’s critical accounting estimates and judgements are disclosed in note 3 to its annual consolidated financial statements for the year ended August 31, 2017.

iii)	New and amended standards issued but not yet effective

IFRS 2 - Share-based Payments
The amendment clarifies how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that changes the classification of the transactions. The amendment is effective for annual periods beginning on or after January 1, 2018.

IFRS 9 – Financial Instruments
A finalized version of IFRS 9 which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement has been issued and is effective for annual periods beginning on or after January 1, 2018. The standard contains requirements in the following areas: classification and measurement, impairment, hedge accounting and de-recognition. This new standard supersedes all prior versions of IFRS 9.

IFRS 15 – Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customer (“IFRS 15”), which provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 is effective for annual reporting periods beginning on or after January 17, 2018, and must be applied retrospectively. Early adoption is permitted.

IFRS 16 – Leases
In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”), which establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019.

Management of the Company is in the process of evaluating these standards and currently the impact of their adoption on the Company’s financial reporting, if any, is unknown.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

4.	Short Term Investments

The Company’s short-term investments included the following on November 30, 2017 and August 31, 2017:

		November 30,	August 31,
		2017	2017
Description	Interest %
Maturing December 22, 2017, redeemed	1.19%	-	2,000,000
Maturing December 22, 2017, redeemed	1.19%	-	5,000,000
Maturing December 27, 2017, redeemed	1.20%	-	5,000,000
Maturing December 28, 2017	1.46%	20,000,000	20,000,000
		$20,000,000	$32,000,000

All short-term investments are guaranteed investment certificates with a Schedule I bank, which are redeemable prior to maturity.

5.	Accounts Receivable

The Company’s accounts receivable included the following as of November 30, 2017 and August 31, 2017:

	November 30,	August 31,
	2017	2017

Trade receivables	$514,019	$489,576
Harmonized sales taxes receivable	1,161,252	3,065,893
Accrued investment income	270,100	318,494
Government programs	66,000	48,000
Rental property	35,168	36,019
Other accounts receivable	113,860	114,889
	$2,160,399	$4,072,871

Included in other accounts receivable is a $100,000 (August 31, 2017 - $100,000) promissory note bearing interest at 3% and repayable on demand.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

6.	Biological Assets

The production cost of biological assets includes direct expenses such as labour, materials, utilities, as well as overhead related to production and depreciation of manufacturing assets. A fair value adjustment is made to the biological assets at the end of a financial reporting period, based on the selling price less costs to sell. These are prorated by the percentage of costs incurred to date for growing plants times the expected yield. Biological assets are transferred to inventory at harvest at the production cost. The change in the carrying value of biological assets is as follows:

	Other
	biological assets	Cannabis on plants	Total

Carrying amount, August 31, 2017	$6,050	$2,773,896	$2,779,946

Net change in fair value less costs to sell due to biological transformation	(1,390)	1,521,465	1,520,075
Transferred to inventory upon harvest	-	(1,377,348)	(1,377,348)
Carrying amount, November 30, 2017	$4,660	$2,918,013	$2,922,673

All biological assets are presented as current assets on the balance sheet. The significant assumptions used in determining the fair value of cannabis on plants include:

i.	Wastage of plants based on their various stages of growth;
ii.	Yield by plant;
iii.	Percentage of costs incurred to date compared to the total costs expected to be incurred; are used to estimate the fair value of an in-process plant;
iv.	Percentage of costs incurred for each stage of plant growth.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of November 30, 2017, it is expected that the Company’s biological assets will yield 852,303 grams (August 31, 2017 – 843,522 grams) of medical cannabis when harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods.

7.	Inventories

The Company’s inventory assets include the following as of November 30, 2017 and August 31, 2017:

	November 30,	August 31,
	2017	2017
Dry Cannabis
Work-in-process	$300,656	$351,292
Finished Goods	2,174,950	1,278,817
Cannabis oil
Work-in-process	693,569	474,408
Finished Goods	774,734	277,363
Packaging and supplies	278,886	243,978
	$4,222,795	$2,625,858

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

8.	Property, Plant and Equipment

			Construction	Growing
	Land	Buildings	in Process	Equipment	Other	Total

At August 31, 2016
Cost	$327,500	$6,767,771	$-	$5,862,554	$1,515,582	$14,473,407
Accumulated depreciation	-	(396,104)	-	(521,175)	(341,116)	(1,258,395)
	$327,500	$6,371,667	$-	$5,341,379	$1,174,466	$13,215,012
Three-months ended November 30, 2016
Acquisitions	$502,500	$7,360,026	$3,035,870	$160,417	$60,269	$11,119,082
Depreciation	-	(83,459)	-	(148,721)	(70,628)	(302,808)
Book value of disposals	-	(1,018,077)	-	-	-	(1,018,077)
Depreciation on disposal	-	72,693	-	-	-	72,693
	$830,000	$12,702,850	$3,035,870	$5,353,075	$1,164,107	$23,085,902
At November 30, 2016
Cost	$830,000	$13,109,720	$3,035,870	$6,022,971	$1,575,851	$24,574,412
Accumulated depreciation	-	(406,870)	-	(669,896)	(411,744)	(1,488,510)
	$830,000	$12,702,850	$3,035,870	$5,353,075	$1,164,107	$23,085,902

At August 31, 2017
Cost	$1,439,545	$14,149,909	$22,199,660	$7,908,236	$2,251,546	$47,948,896
Accumulated depreciation	-	(816,132)	-	(1,113,688)	(672,870)	(2,602,690)
	$1,439,545	$13,333,777	$22,199,660	$6,794,548	$1,578,676	$45,346,206
Three-months ended November 30, 2017
Acquisitions	$99,000	$2,147,991	$6,649,210	$733,355	$173,474	$9,803,030
Depreciation	-	(170,982)	-	(208,677)	(100,445)	(480,104)
Construction completed	-	4,733,259	(5,326,943)	593,684	-	-
Book value of disposals	-	-	-	-	(5,517)	(5,517)
	$1,538,545	$20,044,045	$23,521,927	$7,912,910	$1,646,188	$54,663,615
At November 30, 2017
Cost	$1,538,545	$21,031,159	$23,521,927	$9,235,275	$2,419,503	$57,746,409
Accumulated depreciation	-	(987,114)	-	(1,322,365)	(773,315)	(3,082,794)
	$1,538,545	$20,044,045	$23,521,927	$7,912,910	$1,646,188	$54,663,615

During the three-month period ending November 30, 2017, there were additions of $9,803,030 in property, plant and equipment (three months ended November 30, 2016 - $11,119,087). Included in the additions was the purchase of land and building located adjacent to the Company’s property, located at 55 English Drive for a purchase price of $2,000,000. Of the purchase price, $99,000 was located to land and the remainder to building. The remaining capital purchases relate to the expansion of the facility located at 35 English Drive and other ongoing projects.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

9.	Long-term debt

	November 30,	August 31,
	2017	2017

Farm Credit Canada credit facility - maturing December 1, 2019 with a 10 year amortization and a 5 year term variable rate plus 1.75% (currently 5.95%)	1,905,655	1,959,564
Farm Credit Canada - real property loan maturing December 1, 2020 with a 10 year amortization and 5 year term variable rate plus 2.15% (currently 6.350%)	1,287,456	1,317,818
Business Development Loan - matured May 31, 2017, bearing interest at an interest rate of 7%	-	29,625
Business Development Program - loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	262,300	262,300
Deferred financing	(48,781)	(51,001)
	3,406,630	3,518,306
Less: current portion	(388,213)	(389,816)
Long-term portion	$3,018,417	$3,128,490

The FCC loans are secured by a first charge on 35 English Drive and all of the Company’s other assets. The company was in compliance with all covenants at November 30, 2017. Principal repayments required on the long-term debt in the next five fiscal years are as follows:

2018	275,921
2019	426,244
2020	447,862
2021	474,878
2022	439,384
Total	$2,064,289

10.	Share Capital

(i)	Authorized share capital

The authorized share capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of common shares, are fully paid.

(ii)	Issued share capital

As at November 30, 2017, the Company’s issued and outstanding share capital consisted of 106,306,907 (August 31, 2017 –103,594,695) common shares with a stated value of $104,038,291 (August 31, 2017 - $99,704,455).

(iii)	Issuances of share capital

Share-based payments

On October 12, 2016, the Company issued 437,957 common shares at a share price of $1.37 as share consideration to TGS International LLC (“TGS”) in exchange for a trademark licensing agreement valued at $600,001. As per the terms of the agreement, the shares were released to TGS according to an escrow schedule related to certain calendar and operational milestones. At November 30, 2017, the Company has recorded the current portion of the fee of $133,334 as a prepaid expense, and the long-term portion of the fee of $366,667 as a deferred charge on the condensed consolidated interim statements of financial position. For the three-month period ending November 30, 2017, $33,333 has been amortized to share-based compensation.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

On November 1, 2016, the Company issued 70,161 common shares at a share price of $1.72 as share consideration to XIB Consulting Inc. for consulting services performed and recognized an expense of $120,677 as share-based compensation.

On October 23, 2017, the Company issued 50,000 common shares at a share price of $2.87 as share consideration to a cannabis consultant for services performed, and recognized an expense of $143,500 as share-based compensation; $114,800 of this amount was recorded in prior periods.

Exercise of stock options

During the three- month period ending November 30, 2017, 181,950 (November 30, 2016 – 120,030) share options were exercised at an average exercise price of $1.36 (November 30, 2016 - $0.79) for a value of $367,870 (November 30, 2016 -$139,810) to share capital and a decrease to the reserve for options of $120,249 (November 30, 2016 - $44,874).

Conversion of debentures

On October 25, 2016, the Company issued 2,071,425 common shares at a price per share of $1.40 as conversion of convertible debentures (Note 9) for a value of $2,899,995 to share capital.

(iv)	Warrants

During the three-months ending November 30, 2017, 2,480,262 (November 30, 2016 – 2,122,414) warrants were exercised at an average price of $1.37 (November 30, 2016 - $1.31) for a value of $3,822,466 (November 30, 2016 $3,038,572) to share capital and a decrease to the reserve for warrants of $441,854 (November 30, 2016 - $247,305).

The change in the number of warrants outstanding during the period is as follows:

		Weighted Average
	Number	Exercise Price
Balance - September 1, 2017	4,328,625	$1.30
Exercised/Released	(2,480,262)	$1.37
Balance - November 30, 2017	1,848,363	$1.21

(v)	Share-based compensation

Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding common shares, as approved by the Company’s Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of his/her options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement. The Company also issues stock options to third parties in exchange for services.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

The change in the options outstanding during the period is as follows:

		Weighted Average
	Number	Exercise Price
Balance - September 1, 2017	6,352,049	$1.48
Granted	226,648	$2.70
Exercised	(181,950)	$1.36
Cancelled / Forfeited	(66,450)	$1.25
Balance - November 30, 2017	6,330,297	$1.53

Options outstanding have exercise prices that range from $0.30 to $3.55 with a weighted average remaining life of 8 years. Total share-based compensation expense for the three-month period ending November 30, 2017 was $745,623 (three-month period ending November 30, 2016 – $273,719) of which, $588,345 related to the Company’s stock option plan. These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted by applying the following assumptions:

Risk free interest rate	0.55% - 2.00%
Expected life of options	0.5 -7.4 years
Expected annualized volatility	53% -128%
Expected dividend yield	-

Volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

(vi)	Loss per share

Basic loss per share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the years.

Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of options and warrants. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but that were not included in the computation of diluted net loss per share because to do so would have increased the loss per share (anti-dilutive) are as follows:

	November 30,	August 31,
	2017	2017

Stock options	6,330,297	6,352,049
Warrants	1,848,363	4,328,625
	8,178,660	10,680,674

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

11.	Related Party Transactions

(i)	Transactions and balances with related entities

Certain directors, management, and other related parties controlled by directors of the Company were issued convertible debentures as part of a November 27, 2015 private placement. The convertible debentures carried a 6.75% interest rate and were to expire on December 31, 2018. During the quarter ended November 30, 2016, these debentures were converted into 110,713 common shares.

(ii)	Management and Board compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. For the three-month period ended November 30, 2017, the Company’s expenses included $366,923 (three-months ended November 30, 2016 - $167,098) for salary and/or consulting fees paid to key management personnel. In addition, 166,648 options (three-months ended November 31, 2016 – 835,600) were granted during the three-month period ended November 30, 2017 to key management personnel at an average exercise price of $2.59 (three-months ended November 30, 2016 - $1.42) ..

12.	Capital Management

The Company considers its capital to consist of share capital, reserve for options and warrants, long-term debt, and accumulated deficit, which is disclosed in the November 30, 2017 condensed consolidated interim statements of financial position as $89,951,651 (August 31, 2017 - $86,549,368).

The Company manages its capital structure and makes adjustments to it, based on funds available to the Company, in order to fund its start-up costs and the purchase and construction of its growing facility. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change in how the Company defines or manages capital in the year.

13.	Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset of paid to transfer a liability in an orderly fashion between market participants. The Company does not record any financial instruments at fair value. The Company’s financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities and long-term debt. The carrying values of these financial instruments approximate fair value.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt are classified as level 2 measurements. During the year, there were no transfers of amounts between Level 1, 2 and 3.

14.	Financial Risk Factors

The Company is exposed to various risks through its financial instruments, as follows:

(i)

Credit risk arises from deposits with banks, short-term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business, management may obtain guarantees and general security agreements. The maximum exposure to credit risk approximates the $29,794,299 of cash, short term investments and accounts receivable on the balance sheet.

As of November 30, 2017, and August 31, 2017, the Company’s aging of trade receivables (net of a provision for doubtful accounts) was approximately as follows:

	November 30,	August 31,
	2017	2017

0-60 days	$354,160	$400,204
61-120 days	159,859	89,372
Total	$514,019	$489,576

Included in other accounts receivable at November 30, 2017 is a secured promissory note receivable of $100,000 (August 31, 2017 - $100,000) bearing interest at 3% and payable on demand.

(ii)

Liquidity risk - The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At November 30, 2017, the Company had $7,633,900 (August 31, 2017 – $1,957,370) of cash and working capital of $31,667,526 (August 31, 2016 - $38,018,127).

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	Carrying	Contractual	Fiscal	Fiscal	Fiscal
	Amount	Cash Flows	2018	2019-2021	2021-2022
Accounts payable and accrued liabilities	$6,657,008	$6,657,008	$6,657,008	$-	$-
Long-term debt	3,406,630	3,406,630	275,921	874,106	914,262
Interest payments	-	-	138,959	311,012	206,762
	$10,063,638	$10,063,638	$7,071,888	$1,185,118	$1,121,024

(iii)	Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at November 30, 2017 pursuant to the variable rate loans described in Note 9. A 1% change in prime interest rates will increase or decrease the Company’s interest expense by $31,931 per year.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

15.	Indirect Production

The production cost of late-stage biological assets that are disposed of and inventory that does not pass the Company’s quality assurance standards are expensed to indirect production. For the three-month period ending November 30, 2017, $454,976 (November 30, 2016 - $91,484) was expensed as indirect production.

16.	General and Administrative Expenses

	November 30	November 30
	2017	2016

Wages and benefits	$568,294	$296,442
Office and general	289,260	27,383
Professional fees	116,285	127,006
Depreciation and amortization	149,878	55,867
Travel and accommodation	54,942	21,978
Utilities	6,323	11,579
Total general and administrative expenses	$1,184,982	$540,255

17.	Licensing and Endorsement Agreement

On October 4, 2016, the Company entered into a Licensing and Endorsement Agreement with Swear Net Inc. (the Trailer Park Boys “TPB”) for an exclusive product and branding partnership. In exchange for services, OGI paid $100,000 in cash and issued 150,000 options at a strike price of $1.52 per share. At November 30, 2017, the Company has recorded the current portion of the fee of $121,889 as a prepaid expense and the long-term portion of the fee of $62,018 in deferred charges on the condensed consolidated interim statements of financial position. The fee will be recognized over the life of the agreement of five years as services are delivered. For the three-month period ending November 30, 2017, $5,472 has been amortized to share-based compensation.

Under the agreement, OGI must issue an additional 350,000 in options at a price of $1.52 in accordance with certain conditions being met and a royalty payment of 4% of gross revenues generated specifically from the sales and promotion of certain products as set out in the agreement. As of November 30, 2017, these conditions have not been met.

18.	Acquisition of Trauma Healing Centers

On June 1, 2017, the Company acquired 100% of the issued and outstanding shares of Trauma Healing Centers Incorporated (“THC”) for a purchase price of $1.7 million, funded through the issuance of 719,425 common shares of the Company at a value of $2.36 per share. Had this business combination been effective September 1, 2016, the net sales of the Company would have been $6,292,894 and net loss and comprehensive loss would have been $(11,001,803) for the year ended August 31, 2017.

THC offers a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

The following table summarizes the preliminary purchase price allocation:

Fair value of business acquired	June 1, 2017
Cash	$114,705
Trade and other receivables	87,237
Other current assets	20,755
Prepaid expenses	4,182
Property, plant and equipment	94,096
Goodwill	2,327,728
Trade and other payables	(252,527)
Long-term debt	(698,333)
$1,697,843

The initial purchase price allocation for the acquisition of the shares of THC is preliminary and will be finalized in the upcoming quarters. As a result, the excess of the purchase price over the fair value of THC’s net assets, which has been allocated to goodwill, may be adjusted retrospectively in future reporting periods once management approves the finalized valuation of intangible assets.

19.	Subsequent Events

(i)	Issuance of stock options

On December 18, 2017, the Company has issued 5,000 employee options to purchase 5,000 common shares of the Company, to employees of OGI, at an exercise price of $3.87 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 19, 2017, the Company has issued 225,000 employee options to purchase 225,000 common shares of the Company, to employees of OGI, at an exercise price of $3.70 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 21, 2017, the Company has issued 300,000 employee options to purchase 300,000 common shares of the Company, to employees of OGI, at an exercise price of $3.65 per share. The options vest over a three-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 21, 2017, the Company has issued 110,000 employee options to purchase 110,000 common shares of the Company, to employees of OGI, at an exercise price of $3.65 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 22, 2017, the Company has issued 400,000 employee options to purchase 400,000 common shares of the Company, to employees of OGI, at an exercise price of $3.15 per share. The options vest over a three-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 22, 2017, the Company has issued 40,000 employee options to purchase 40,000 common shares of the Company, to employees of OGI, at an exercise price of $3.70 per share. The options vest over a three-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three-months ended November 30, 2017 and 2016
(Unaudited - in Canadian dollars)

(ii)	Exercise of warrants

Subsequent to November 30, 2017, 1,748,576 warrants were exercised for proceeds of $2,164,741.

(iii)	Company completes Unit bought deal financing

On December 18, 2017, the Company closed a short form prospectus bought deal offering for $57,500,002 (inclusive of the underwriters’ over-allotment option). The Company issued 16,428,572 Units at a price of $3.50 each. Each Unit consisted of one common share and one-half common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $4.00 until June 18, 2019.

(iv)	Letter of Intent with Farm Credit Canada

On December 18, 2017, the Company announced that it had entered into a Letter of Intent (“LOI”) with Farm Credit Canada (“FCC”) for a loan in the amount of $10 million. The consummation of the loan is subject to customary closing conditions, including any required regulatory consent.

(v)	Company announces Convertible Debentures bought deal financing

On January 10, 2018, the Company announced that it had entered into a letter of engagement with a syndicate of underwriters whereby the underwriters have agreed to purchase 100,000 convertible debentures (the “Convertible Debentures”) of the Company on a “bought deal” basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price of $1,000 per Convertible Debenture (the “Issue Price”) for gross proceeds of $100,000,000.

The Company has granted the underwriters a customary over-allotment option to purchase up to an additional 15% of the Convertible Debentures at the Issue Price at any time on or prior to the date that is 30 days following the closing of the offering which is currently expected to be January 31, 2018.

The Convertible Debentures will have a maturity date of two years from the closing date of the offering (the “Maturity Date”) and will bear interest from the date of closing at 6.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Convertible Debentures will be convertible, at the option of the holder, into common shares of the Company at any time prior to the close of business on the last business day immediately preceding the Maturity Date at a conversion price of $5.42 per common share (the “Conversion Price”). The Company may force the conversion of the principal amount of the then outstanding Convertible Debentures at the Conversion Price on not less than 30 days’ notice should the daily volume weighted average trading price of the common shares be greater than $7.05 for any 10 consecutive trading days. As consideration for their services in connection with the offering, the underwriters will receive a cash commission equal to 6.0% of the gross proceeds of the offering.

vi)	Company announces memorandum of understanding with the Government of Prince Edward Island

On January 16, 2018, the Company announced that it had entered into a memorandum of understanding (“MOU”) with the Government of Prince Edward Island (“P.E.I.”) for the distribution of cannabis to the adult-use recreational market. The MOU contemplates P.E.I. securing a supply of at least one million grams of recreational marijuana per year from the Company.